Exhibit (12)

WELLS FARGO FINANCIAL, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March 31,
	2002	Years Ended December 31,
		(Thousands of Dollars )

		2001	2000	1999	1998	1997

Net income	$78,907	$264,817	$241,054	$265,361	$238,604	$269,450

Add:

Fixed charges:

Interest including amortization of debt expense	142,600	685,014	639,444	520,063	485,784	401,736

One-third of rentals*	3,539	13,410	12,844	13,974	13,406	12,107

Total fixed charges	146,139	698,424	652,288	534,037	499,190	413,843

Provision for
income taxes	45,160	158,873	138,834	149,190	121,668	144,082

Total net earnings, fixed charges and income taxes — “Earnings”	$270,206	$1,122,114	$1,032,176	$948,588	$859,462	$827,375

Ratio of earnings to fixed charges	1.85	1.61	1.58	1.78	1.72	2.00

*One-third of rentals is deemed representative of the interest factor.